UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2026

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,
Carlowitz & Co, Huangpu District
Shanghai, 200001, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Other Events

On November 10, 2026, Lanvin Group Holdings Limited (the “Company”) received a written notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) that the Company is not in compliance with the continued listing standard set forth in Section 802.01C of the NYSE Listed Company Manual because the average closing price of the Company’s ordinary shares (the “Ordinary Shares”), was less than US$1.00 per share over a consecutive 30 trading-day period.

Under Section 802.01C of the NYSE Listed Company Manual, the Company has a period of six months following receipt of the Notice to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period, the Ordinary Shares have a closing price of at least US$1.00 per share and an average closing price of at least US$1.00 per share over the 30 trading-day period ending on the last trading day of that month. If the Company fails to regain compliance with Section 802.01C by the end of the cure period, the NYSE will commence suspension and delisting procedures with respect to the Ordinary Shares.

The Company has notified the NYSE, within ten business days of receipt of the Notice, of its intent to cure the deficiency and regain compliance with the NYSE’s continued listing standards. There can be no assurance that the Company will be able to regain compliance with Section 802.01C of the NYSE Listed Company Manual within the cure period or at all.

The Notice has no immediate effect on the listing or trading of the Ordinary Shares, which will continue to be listed and traded on the NYSE under the symbol “LANV” during the cure period, subject to the Company’s compliance with the NYSE’s other continued listing standards. The Notice is not anticipated to impact the Company’s ongoing business operations or its reporting requirements with the U.S. Securities and Exchange Commission (the “SEC”), and does not conflict with or cause an event of default under any of the Company’s material debt or other agreements.

On November 13, 2026, the Company issued a press release announcing its receipt of the Notice. A copy of the press release is furnished as Exhibit 99.1 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated November 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Xi Luo
	Name:	Xi Luo
	Title:	Chief Financial Officer

Date: November 13, 2026